May 11, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bonnie Baynes
Mark Brunhofer
Jessica Livingston
David Lin
Division of Corporation Finance

Re:	Reinvent Technology Partner Z
Registration Statement on Form S-4
Filed March 25, 2021
File No. 333-254691

Ladies and Gentlemen:

On behalf of Reinvent Technology Partner Z (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 23, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on March 25, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 filed March 25, 2021

Summary of the Proxy Statement/Prospectus

The Parties to the Business Combination

Hippo, page 2

1.

Please ensure that the information you include in your summary is balanced. For example, we note your disclosure elsewhere of Hippo’s limited operating history, history of net losses and accumulated deficit of $256.6 million as of December 31, 2020. Please provide a more detailed and prominent discussion of the most material risks relating to Hippo’s business.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 4, 217 and 238.

2.	Please clarify what Net Promoter Score (NPS) measures, how it is calculated and how it is significant to your business.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 215.

Risk Factors

We may be unable to prevent, monitor or detect fraudulent activity..., page 38

3.

We note that your risk factor references “past incidents of fraudulent activity,” which you believe have been “relatively isolated.” Please revise to clarify whether you have experienced any material adverse impact to your business as a result of such incidents. If so, please also quantify the amount by which such incidents have increased your costs and expenses.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 41.

BCA Proposal

Unaudited Projected Financial Information, page 124

4.

We note the language in the second paragraph of this section that shareholders “are cautioned not to rely on the projections in making a decision regarding the transaction....” This statement unduly limits a shareholder’s reliance on the proxy statement/prospectus disclosure. Please remove or revise as appropriate.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 128.

U.S. Federal Income Tax Considerations

U.S. Holders

Effects of the Domestication to U.S. Holders, page 170

5.

We note the disclosure that “It is intended that the Domestication will qualify as an F Reorganization.” Please revise to address the material federal income tax consequences of the transaction and state clearly whether the Domestication will qualify as an F Reorganization. Please make corresponding changes to your related Q&A. Alternatively, please advise why you cannot provide such a statement. Please also file a tax opinion as an exhibit and clarify whether the tax disclosure is intended to constitute such opinion or whether you will be providing a separate long form tax opinion. Alternatively, please advise if you do not believe a tax opinion is required to be filed. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages xxiv and 174.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations, page 184

6.

Please revise your presentation to add an adjustment for the $16.6 million statement of operations impact of adjustment 6(f). We note that Rule 11-02(a)(6)(i)(B) of Regulation S-X requires all adjustments required by GAAP to be recorded in the pro forma statement of comprehensive income and there is no longer a requirement that such pro forma adjustments must have a continuing impact.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 195.

Information About Hippo

We have built an omni-channel distribution approach which is designed to allow customers to purchase however they want..., page 214

7.

We note your statement that “Hippo does not suffer from the same agent channel conflict as legacy carriers potentially do.” Please revise to briefly explain the meaning of “agent channel conflict” in this context.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 220.

Our Technology + Insurance Approach, page 215

8.

Please revise to describe in greater detail how you have “optimized [your] use of machine intelligence and the way [you] leverage the vast amounts of data at [your] disposal” and how “time and scale have allowed [you] to build and optimize data integration, giving [you] a significant advantage over others in the space.” Please also illustrate or specifically connect to this disclosure the statement “not all data are created equal and each situation requires thoughtful application of the right data.”.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 221.

Our Vertically Integrated Insurance Capabilities, page 216

9.	Please identify the third party survey cited for your 90-day Claims NPS of 60.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 215 and 219.

Our Smart Home Program, page 216

10.	Please revise to briefly describe the elements and workings of your Smart Home program. Also please describe any requirements customers must meet to become eligible to opt into the program.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 222.

Hippo Customer Experience, page 217

11.

Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 223. In addition, the Company respectfully advises the staff that Hippo has received consents from all individuals for the inclusion of the quotes included in the relevant section of the Registration Statement. All four testimonials were identified through Hippo’s NPS survey. Cindy Pullano and Juan Carlos Hernandez did not receive payment or any form of compensation for their testimonials. Dominque Eades and Cathy Rader participated in Hippo’s customer testimonial video shoot, and they were compensated monetarily for time spent speaking with Hippo and on set for the video shoot. They were not prompted or compensated to provide a specific opinion.

Technology Approach, page 222

12.	Please revise to clarify and substantiate your belief that Hippo’s technology is the “most advanced technology stack in the home insurance industry.”.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 228. The Company further advises the Staff that Hippo has built all of its infrastructure and systems in a Cloud-first, modular, composable approach. Its tech stack relies on modern development tools and methodologies, advanced machine learning and data-oriented services, using modern software engineering languages and automation techniques, with API-first approach and service-oriented architecture. Furthermore, its Cloud infrastructure, software development and IT operational capabilities, system development life cycle (SDLC) practices, tech stack choices, API integration abilities and overall modern toolkit are similar to those utilized by top technology companies.

Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations

Significant Milestones Achieved in 2020

Reinsurance Stability, page 235

13.

Noting the three-year reinsurance commitment for 20% of your capacity from an “established provider,” please identify any material reinsurers and discuss the material terms of your reinsurance agreements. If applicable, please also file the same as exhibits to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully advises the Staff that all reinsurance providing coverage for business underwritten by Hippo is on quota share terms negotiated and placed in the ordinary course of business. The Company further advises the Staff that the arrangement with the “established provider” and all of Hippo’s other reinsurance is not material as Hippo expects it could be replaced with other reinsurance providers on renewal without a material increase in price. While the three-year agreement indicates a strong commitment to the Hippo program, it is otherwise on negotiated quota share market terms. As a result, the Company respectfully advises the Staff that it does not believe that the aforementioned agreement or any of its other reinsurance arrangements are material, and therefore does not believe any should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Key Operating and Financial Metrics and Non-GAAP Measures, page 240

14.	Please remove your Ratio of Adjusted EBITDA to Total Earned Premium. Otherwise, tell us the relevance of this ratio or of any measure of EBITDA divided by any measure of revenues.

Response: The Company respectfully advises the Staff that while it believes Adjusted EBITDA is an important measure on a standalone basis, Hippo uses the ratio of Adjusted EBITDA to TEP as an important tool for financial and operational decision-making and evaluating its operating results over different periods of time. The Adjusted EBITDA reflects the operating results of Hippo’s carrier and MGA businesses, as such Hippo utilizes the ratio of Adjusted EBITDA to TEP rather than Adjusted EBITDA to GAAP revenue because TEP reflects the total business that Hippo generates, irrespective of changes in a) its reinsurance structure and b) which carrier writes the business. In contrast, GAAP revenue is directly impacted by reinsurance structure and carrier choice, even if the underlying economics of the business are not. The ratio of Adjusted EBITDA to TEP is also reviewed by Hippo’s Board of Directors in evaluating the operating results.    Accordingly, the Company believes the ratio of Adjusted EBITDA to TEP is an important metric that provides useful information to investors.

By way of example, in the years ended December 31, 2019 and 2020, Hippo’s Adjusted EBITDA decreased 59.1% from ($62.4M) to ($99.3M). In the absence of additional context, one may infer a negative trend. However, Hippo’s TEP during this same period grew 123%, from $133.8M to $298.5M. This means the rate of growth of Hippo’s volume of business was more than double the rate of growth of its losses. An alternative way to show this relationship is by dividing the Adjusted EBITDA by the TEP, which shows the ratio improved from (47)% to (33)%. Presented in this manner, these results show that during the period, Hippo improved its operational efficiency. The Company believes it is important to show Adjusted EBIDTA as a percentage of TEP to present a holistic view of the earnings trends.

In the example below, the Company illustrates how its decisions regarding the first factor (reinsurance structure) affect revenue without affecting profitability as measured by Adjusted EBITDA. In the example, the ratio of Adjusted EBITDA to revenue changes significantly based on these decisions suggesting that these choices improve Hippo’s operating efficiency when, in fact, that is not the case.

	Year ended, December 31, 2020	Illustrative example using NEP/TEP of 15% and 25%
Net Earned Premium as % of Total Earned Premium	6%	15%	25%

Total Earned Premium	$298.5	$298.5	$298.5

Net earned premium	$17.1	$44.8	$74.6
Commission income, net	$27.1	$24.4	$21.6
Service and fee income	$6.3	$6.3	$6.3
Net investment income	$1.1	$1.1	$1.1

Total Revenue	$51.6	$76.6	$103.6
Net Earned Premium as % of Total Earned Premium	6%	15%	25%

Adjusted EBITDA	$(99.3)	$(99.3)	$(99.3)

Ratio of Adjusted EBITDA to Revenue	-192%	-130%	-96%

Ratio of Adjusted EBITDA to Total Earned Premium	-33%	-33%	-33%

Assuming a given loss ratio, as Hippo retains more risk, the increase in Net Earned Premium (and by implication, revenue) would be offset by corresponding increases in Loss and Loss Adjustment expenses and decreases in Ceding Commission income, leaving Adjusted EBITDA unchanged.

Using revenue as the denominator in the Adjusted EBITDA ratio would introduce volatility that is unrelated to Hippo’s underlying operating performance, making it more difficult for management, Hippo’s board of directors and investors to assess that performance. Note that in all three scenarios, the ratio of Adjusted EBITDA to Total Earned Premium remains constant.

The second factor (which carrier Hippo chooses to write business) also affects revenue, but not Adjusted EBITDA, creating similar challenges when analyzing Hippo’s performance.

When Hippo writes business on its own carrier’s paper (Spinnaker’s), only the excess of ceding commission over the Direct Acquisition Costs is recognized as revenue.

The Company respectfully requests that the Staff consider the two examples below with the following simplified assumptions for a one-year policy term:

1.	Ceding commission of $1,000 (reflected as Commission income, net)

2.	Direct Acquisition Costs of $400

3.	In the first case, 100% of the underlying portfolio is written on a 3rd party carrier’s paper

4.	In the second case, 100% of the underlying portfolio is written on Spinnaker’s paper

	Illustrative Examples
% of Premium written on Hippo’s Carrier	0%	100%

Commission income, net	$1.000	$600

Total Revenue	$1,000	$600

Direct Acquisition Costs	$400	$400
Ceding Commission, Contra-Expense	$—	$(400)

Insurance Related Expense	$400	$—

Revenue Less Insurance Related Costs	$600	$600

This example illustrates that as the percentage of premium written on Hippo’s carrier (vs. a third-party carrier) increases, the lower Hippo’s commission income and insurance related expense will be. The same underlying book of business generates a different revenue result when written on a third-party carrier even though revenue less Insurance Related Costs is identical in both cases.

This fluctuation in revenue will in turn cause the ratio of Adjusted EBITDA to revenue to fluctuate despite the underlying economics of the business staying constant. As mentioned above, using revenue as the denominator in the Adjusted EBITDA ratio would introduce volatility that is unrelated to its underlying operating performance, making it more difficult for management, Hippo’s board of directors and investors to assess that performance.

For the reasons mentioned above, Hippo’s management utilizes the ratio of Adjusted EBITDA to TEP to measure the underlying performance and profitability of the business on a monthly basis, including in its presentations to the Hippo Board of Directors. This is also consistent with the way that it has presented Hippo’s results to investors in the investor presentation filed in connection with the announcement of the Mergers.

15.

Please revise your table on page 241 to include the most comparable GAAP measure for each item in the table. In this regard, for example, also provide your Gross Profit Margin and Adjusted Gross Profit Margin and your GAAP Loss Ratio.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 247 to include the most comparable GAAP measures and to provide Gross Profit Margin and Adjusted Gross Profit Margin and GAAP Loss Ratio.

Total Earned Premium, page 241

16.	Please tell us the relevance of Total Earned Premium (“TEP”) and address the following in your response (referencing where appropriate the authoritative literature to support your position):

•	Provide us your analysis explaining why TEP is a non-GAAP measure and not a metric.

•	Tell us why it is appropriate to include Ceded Earned Premium (“CEP”) and Placed Earned Premium (“PEP”), amounts that will never become GAAP revenue, in TEP.

•

Tell us why the Ratio of Adjusted Gross Profit (“AGP”) to TEP is meaningful when it appears that AGP includes commission income earned at a point in time which appears to be more directly linked to Gross Placed Premium and not PEP.

Response:

a. In response to the Staff’s comment, the Company respectfully advises the Staff that it believes TEP is a non-GAAP measure as it is derived from Gross Earned Premium (GAAP measure), adjusted to include the addition of Placed Earned Premium. For the full rationale behind Hippo’s choice to use TEP as a meaningful Non-GAAP measure, the Company respectfully requests the Staff to review the Company’s response in paragraph (b) below and also to review the Company’s response to comment #14 above.

b. The Company acknowledges the Staff’s comment and respectfully advises the Staff that as stated on page 248, Total Earned Premium represents the total volume of Hippo’s business irrespective of choices related to how Hippo structures its reinsurance treaties, the amount of risk it retains on its own balance sheet, or the amount of business written in its capacity as an MGA, agency, or as an insurance carrier/reinsurer.

Each component of Total Earned Premium is a driver of Hippo revenue. In particular:

1.	Ceded Earned Premium drives commission income, and service and fee income

2.	Placed Earned Premium drives commission income and service and fee income

For these reasons, Hippo’s management utilizes TEP on a weekly and monthly basis to evaluate its performance and also presents it as part of its presentations to its Board of Directors.

c. The Company acknowledges the Staff’s comment and respectfully requests that the Staff to review the Company’s response to comment #14 above, where the Company has provided an explanation as to why Hippo uses TEP as a meaningful Non-GAAP measure to calculate profitability ratio.

17.

Please tell us, and revise your disclosure at the top of page 242 accordingly to explain, why you exclude the impact of ceded premiums from TEP when it appears that ceded earned premium is included in TEP as presented in the first table on page 242.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 248. The Company further respectfully advises the Staff that Hippo’s total earned premium is inclusive of the ceded premium, to represent the total business written by it on an earned basis. Total Earned Premium is the sum of:

i.	Net earned premium — a GAAP measure; and

ii.	Ceded earned premium, which represents the ceded portion of earned premium; and

iii.	Placed earned premium — which represents Gross Placed Premium earned over the term of the policies

Gross Profit Margin, page 244

18.

We note you disclose that certain categories of customer acquisition costs were reflected as Insurance Related expense in 2020 but were classified as Sales and Marketing expense in 2019. Please tell us the types of these costs and explain why you classified them as you did. In your response, tell us why you otherwise have Insurance Related expenses in 2019 when you had no earned premiums and your consideration for retroactively reclassifying the 2020 reclassified expenses as Insurance Related in 2019.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 256.

The Company further advises the Staff that Hippo defines Insurance Related Expenses on page 256 and in note 1 to the financial statements, as:

Insurance related expenses primarily consist of amortization of direct acquisition commission costs and premium taxes incurred on the successful acquisition of business written on a direct basis, and credit card processing fees not charged to our customers. Insurance related expenses also include employee compensation, including stock-based compensation and benefits, of our underwriting teams as well as allocated occupancy costs and related overhead based on headcount. Insurance related expenses are offset by the portion of ceding commission income which represents reimbursement of successful acquisition costs related to the underlying policies. Additionally, insurance related expenses include the costs of providing bound policies and delivering claims services to our customers. These costs include underwriting technology service costs including software, data services used for performing underwriting, and third-party call center costs in addition to personnel-related costs.

The Company further advises the Staff that the change in classification of external sales commission from 2019 to 2020 was due to the following:

•

In 2019, Hippo was accounting for all of its commission revenues earned as managing general agent under ASC 606. Hippo didn’t own a carrier at the time and was therefore not subject to ASC 944 accounting. Under ASC 606, the commissions revenue and related expenses are recognized on the policy effective date rather than over the term of the policy. The external sales commissions to generate this commission revenue is accordingly accounted and recorded in the Sales and Marketing line on the statement of income as incurred.

•

In 2020, after the acquisition of Spinnaker, Hippo began accounting for revenue for the policies written by its carrier under ASC 944. The ceding commissions received through its carrier are first offset against the direct acquisition cost for acquiring the ceded policies. The direct acquisition costs represents external sales commissions to place the ceded policies, which are capitalized and amortized over the term of the policy as part of insurance related expenses.

•

For commission earned as managing general agent on policies that are not written by Hippo’s own carrier, the revenue is still accounted for under ASC 606 and the external sales commissions expense to generate this revenue is accounted for and recorded in the Sales and Marketing line on the statement of income as incurred.

As discussed above, due to the acquisition of Spinnaker in FY 2020 and related application of ASC 944 for accounting of revenue and direct acquisition costs, Hippo had more items included in insurance related expenses in FY 2020 and did not retroactively reclassify 2020 expenses as Insurance Related in 2019.

Critical Accounting Policies and Estimates

Fair Value of Common Stock, page 262

19.

We note that based on the 6.9413 Exchange Rate inherent in your proposed transaction and the $10.00 per share issuance price in the contemplated private placement that the effective fair value of Hippo Enterprises, Inc. common stock is $69.413 per share. Given the June 2020 issuance price of Series E preferred stock of $19.66420 per share and the apparent deemed fair value of your common stock at December 31, 2020 of about $15.35 per share (derived from the intrinsic value stock option disclosures on page F-55), it appears that Hippo has experienced significant appreciation in the fair value of its common stock. Please provide us an analysis explaining the reasons for the apparent significant increase from Hippo’s recent valuations of it common stock leading up to this proposed transaction and the inherent value in this transaction. In your response tell us the number of recent equity and equity-linked instruments issued/granted and the value of common stock used to value them.

Response: The Company acknowledges the Staff’s comment regarding the significant factors that contributed to the difference between the valuation of Hippo’s common stock in 2020 and the $10.00 deemed value of shares of Hippo common stock to be received as part of the Merger. The responses herein also apply to Hippo’s grants of stock options and other equity-linked securities since June 30, 2020. As part of the proposed Merger, shares of Hippo common stock will convert to shares of Hippo Holdings common stock at an estimated exchange ratio of 6.9413 shares of Hippo Holdings common stock for each share of Hippo common stock, at a deemed value of $10.00 per share of Hippo Holdings common stock. Accordingly, the implied value of Hippo common stock is $69.413 per share with respect to the proposed Merger.

The following table summarizes by grant date the number of shares subject to options granted by Hippo between June 30, 2020 and December 31, 2020, the per share exercise price of the options and the fair value of common stock underlying the options on each grant date:

Grant date	Number of shares subject to option grants	Per share exercise price of options	Fair Market Value	Stock Based Compensation Expense(1)
9/28/2020	1,358,600	$7.36	$7.36	$7.36
12/4/2020	1,692,300	7.36	7.36	14.19
12/24/2020	604,100	7.36	7.36	15.07

(1)

Reflects a linear interpolation between the fair market value as of June 30, 2020 using the June 2020 Valuation (as defined below) of $7.36 per share and as of December 31, 2020 using the December 2020 Valuation (as defined below) of $15.37 per share.

In	addition to the option grants, Hippo issued the following equity linked securities:

Date of issuance	Instrument	Price per share	Amount (in millions)
July 2020	Series E convertible preferred stock	$19.6642	$150.0
November and December 2020	Convertible notes	Not applicable (1)	$377.5

(1)	Conversion mechanism provides for a 10% discount to the conversion price in the Merger.

Determining the Fair Value of Common Stock

As there has been no public market for Hippo’s common stock to date, the estimated fair value of its common stock has been determined by the Hippo board of directors (the “Board”) as of the date of each option grant, with input from management, considering Hippo’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.

The Common stock valuation methodology has been described within “Hippo Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Fair Value of common stock” of the Registration Statement.

Hippo’s most recent third-party valuations of its common stock were as follows:

Date of third-party valuation	Date of Board approval	Common stock Valuation Methodology	Value assigned to the scenario	Fair value of Common stock
June 30, 2020 (“June 2020 Valuation”)	August 13, 2020	Option pricing model (OPM)	$868.0 million	$7.36
December 31, 2020 (“December 2020 Valuation”)	January 20, 2021	PWERM: a. IPO/SPAC scenario b. Remain private scenario	$2.03 billion for IPO/SPAC scenario $1.43 billion for remain private scenario	$15.37
January 31, 2021	February 9, 2021	PWERM: a. SPAC scenario b. Remain private scenario	$5.53 billion for SPAC scenario $1.90 billion for remain private scenario	$37.21
March 4, 2021	March 17, 2021	PWERM: a. SPAC scenario b. Remain private scenario	$5.77 billion for SPAC scenario $1.90 billion for remain private scenario	$53.05
March 31, 2021 (“Second March 2021 Valuation”)	April 14, 2021	PWERM: a. SPAC scenario b. Remain private scenario	$5.53 billion for SPAC scenario $1.90 billion for remain private scenario	$54.13

Hippo used an Option Pricing Method (“OPM”) for allocating enterprise value to determine the estimated fair value of Hippo common stock. Historically, Hippo has used the OPM back solve analysis in periods where Hippo issued or recently issued preferred shares to estimate the fair value of Hippo common stock. From December 2020 onwards, Hippo used a hybrid method utilizing a combination of the OPM and the Probability Weighted Expected Return Method (“PWERM”). Hippo considered two different scenarios for such analyses: (a) a SPAC Scenario, and (b) a Remain Private Scenario. Under the hybrid/PWERM method, Hippo used the OPM in the Remain Private scenario.

There are several factors that Hippo believes contribute to the differences in fair value of Hippo common stock in 2020 relative to the implied fair value of Hippo common stock of $69.413 with respect to the proposed Merger. These factors include:

•	At the time of one of the June 2020 Valuation and December 2020 Valuation, the impact of COVID-19 on residential real estate was uncertain.

•

Over calendar year 2020, Hippo launched services in 12 new states, bringing its total to 32, and significantly increasing the geographic diversity of its new business, which Hippo expects will increase the overall geographic diversity of its premium over time. By the fourth quarter of 2020, the percentage of Hippo new policy premium from Texas had declined to 13%. Other states grew as a percentage of Hippo total new and renewal policy premium from 45% in the fourth quarter of 2019 to 87% in the fourth quarter of 2020. Hippo expects that this greater diversity will reduce the impact of catastrophic weather events in any one geographic region on Hippo’s overall loss ratio, improving the predictability of its financial results over time as it scales.

•

In July 2020, Hippo raised additional funding in the form of $150.0 million of convertible promissory notes, with an additional $377.5 million of convertible promissory notes being sold in November and December 2020.

•	In August 2020, Hippo acquired one of its third-party carrier partners, Spinnaker Insurance Company for $95.0 million, giving it control over a carrier platform and reducing third-party dependency.

•

In December 2020, Hippo acquired First Connect Insurance Services, LLC (“First Connect”), a wholesale P&C insurance provider that helps connect independent agents with insurtech providers and other tech-focused carriers. Hippo believes that owning one of its channel partners will help reduce the risk of channel loss.

•

The OPM model has historically resulted in a higher valuation for preferred stock relative to common stock as the model allocates a portion of total equity value to liquidation preference of preferred stock. Hippo issued its last round of preferred shares between July and September 2020 at a price of $19.6642 per share; the resulting value to Hippo common stock was $15.37 per share. A near term liquidity event in which all equity interest would convert into publicly traded common stock was not known at the time of the immediately preceding valuation in June 2020. However, as a result of several meetings with investment banks about the possibility of pursuing a deSPAC merger in September through December 2020, the probability used for the IPO/SPAC scenario of the PWERM analysis utilized by Hippo for purposes of the December 2020 Valuation was 50%. Such a liquidity event removes the impact of liquidation preferences given the conversion of all stock into economically equivalent common stock, which had the effect of significantly increasing the fair market value of Hippo’s common stock from the June 2020 Valuation.

•

Between the December 2020 Valuation and the Second March 2021 Valuation, the probability used for the SPAC scenario of the PWERM analysis utilized by Hippo for purposes of its valuations increased from 50% to 80%, as a result of the signing of an letter of intent for the Merger in February 2021 and the signing of the Merger Agreement in March 2021, which both further significantly increased the fair market value of Hippo’s common stock.

•

Hippo’s valuations of common stock are estimated with a discount for lack of marketability. Upon completion of the proposed Merger, the shares of Hippo Holdings common stock received as consideration in the Merger will be traded on a national securities exchange and this negates the impact of the discount for lack of marketability.

•

The equity markets are experiencing increased demand due to the historically low interest rate environment as a result of actions taken by the Federal Reserve. In this interest rate environment, investors are looking for yield which they believe can be found in quality investments in the equity markets.

•

Hippo’s business model is experiencing favorable tail winds as a result of customers prioritizing safety and demanding a digital-first experience, as well as more demand for home buying in suburbs, where Hippo has had the most presence, as a result of COVID-19.

Executive Compensation Arrangements

Employment and Offer Letter Agreements, page 274

20.	Please file as exhibits to the registration statement the employment and offer letter agreements with Hippo’s Named Executive Officers pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised the Registration Statement to include the offer letter agreements of Hippo’s Named Executive Officers as exhibits to the Registration Statement.

Certain Relationships and Related Person Transactions

Warrants, page 286

21.

Please disclose the price paid for the April 2019 option to purchase 2,465,454 shares of Series C-1 Preferred Stock pursuant to the Rights Agreement dated October 25, 2018 or advise. See Item 404 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 293. Hippo further advises the Staff that the exercise price for the option in question is $11.7411898488 per share.

Description of Hippo Holdings Securities, page 291

22.	Please revise to provide a description of the warrants in this offering. Please refer to Item 202 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 298 to 305.

Hippo Enterprises Inc. and Subsidiaries Audited Financial Statements

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-31

23.

On page 209 you disclose a growing suite of home services. On page 210 you disclose that you pioneered a Smart Home program and offer services to proactively help your customers maintain and protect their homes. Please tell us where the revenue streams for these services are classified in your disaggregated revenue disclosure on page F-33 and your consideration for disclosing your policy for recognition of revenue on these specific streams.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that Hippo’s revenue from home services were insignificant for FY 2019 and FY 2020 and were classified under other revenue in the disaggregated revenue disclosure on page F-37. Hippo expects to include a discussion of its policy on revenue recognition for these revenue streams once they become significant.

10. Loss and Loss Adjustment Expense Reserves, page F-44

24.

Please revise your table that reconciles the beginning and ending reserve balances for loss and LAE, net of reinsurance, to either subtotal the $8 million total incurred and paid activity before adding the $5 million reserve added from your August 31, 2020 acquisition of Spinnaker Insurance Company or by adding an underline below the $5 million amount.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page F-49.

Spinnaker Insurance Company Audited Financial Statements

Independent Auditors’ Report, page F-70

25.

We note Spinnaker’s audit report for the two years ended December 31, 2019 on page F- 70 by Mazars LLP. Please have your auditor revise its report to identify the city and state of issuance as required by AU-C Section 700.42 and Regulation S-X Rule 2-02(a).

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the audit report on page F-75 has been revised.

General

26.

Please revise the forepart of your document to add diagrams depicting the precombination organizational structure of both RTPZ and Hippo and the post-combination organizational structure of the combined company. Also, please ensure that these diagrams, as applicable, clearly identify ownership percentages of the different security holder groups, such as the sponsor, the public shareholders of RTPZ, existing shareholders of Hippo, and the PIPE investors under both no and maximum redemption scenarios.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 12 and 13.

27.	Please revise so that the text within the various charts and graphics throughout your filing are legible. As examples only, we note the graphics on pages 222 and 238.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 228 and 244.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2438 should you require further information.

Very truly yours,

/s/ Michael Thompson
Michael Thompson

cc:	Assaf Wand, Stewart Ellis

Hippo Holdings, Inc.

cc:	Tad J. Freese, Chad G. Rolston, Miles P. Jennings

Latham & Watkins, LLP

cc:	H. Rodgin Cohen, Jared M. Fishman, Marion Leydier

Sullivan & Cromwell LLP